UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ______)*
AIRVANA, INC.
(Name of Issuer)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
00950V101
(CUSIP Number)
Peter C. Anastos
c/o Airvana, Inc.
19 Alpha Road
Chelmsford, Massachusetts 01824
(978) 250-3000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 4, 2010
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00950V101

1	NAME OF REPORTING PERSON: SPARTA GROUP MA LLC SERIES 5 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only): 27-1035770

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0- shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,598,069 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- shares

WITH	10	SHARED DISPOSITIVE POWER

8,598,069 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,598,069 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.7%[1]

14	TYPE OF REPORTING PERSON

OO

[1]	Based on 62,583,295 shares of common stock outstanding as of October 30, 2009, as reported by Airvana, Inc. in its Form 10-Q for the quarterly period ended September 27, 2009.

CUSIP No.	00950V101

1	NAME OF REPORTING PERSON: GURURAJ DESHPANDE I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Mr. Deshpande is a citizen of the United States of America

	7	SOLE VOTING POWER

NUMBER OF		-0- shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,598,069 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- shares

WITH	10	SHARED DISPOSITIVE POWER

8,598,069 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,598,069 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.7%[2]

14	TYPE OF REPORTING PERSON

IN

[2]	Based on 62,583,295 shares of common stock outstanding as of October 30, 2009, as reported by Airvana, Inc. in its Form 10-Q for the quarterly period ended September 27, 2009.

CUSIP No.	00950V101

1	NAME OF REPORTING PERSON: JAISHREE DESHPANDE I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Mrs. Deshpande is a citizen of the United States of America

	7	SOLE VOTING POWER

NUMBER OF		-0- shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,598,069 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- shares

WITH	10	SHARED DISPOSITIVE POWER

8,598,069 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,598,069 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.7%[3]

14	TYPE OF REPORTING PERSON

IN

[3]	Based on 62,583,295 shares of common stock outstanding as of October 30, 2009, as reported by Airvana, Inc. in its Form 10-Q for the quarterly period ended September 27, 2009.

Item 1. Security and Issuer
     This Schedule 13D report relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Airvana, Inc., a Delaware corporation with its principal executive offices located at 19 Alpha Road, Chelmsford, MA 01824 (the “Company”).
Item 2. Identity and Background
a)	The Reporting Persons are the Sparta Group MA LLC Series 5 (the “Sparta Series 5”), Mr. Gururaj Deshpande and Mrs. Jaishree Deshpande.
b)	The business or residence address of each of the Reporting Persons is set forth in Schedule I hereto and is incorporated by reference herein.
c)	The present principal occupation and related information concerning each Reporting Person is set forth in Schedule I and is incorporated by reference herein.
d)	None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
e)	None of the Reporting Persons has, during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
f)	Sparta Series 5 is a separate series of Sparta Group MA LLC, a Delaware limited liability company (the “LLC”). Mr. Deshpande and Mrs. Deshpande are both citizens of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration
     On January 4, 2010, Mr. Deshpande, the Unicorn Trust III, the Unicorn Trust V, the Gururaj Deshpande Grantor Retained Annuity Trust and the Deshpande Irrevocable Trust transferred 1,563,772 shares, 993,677 shares, 517,464 shares, 2,935,011 shares and 2,588,145 shares, respectively, of Common Stock (collectively, the “Acquired Shares”) to Sparta Series 5 (the “Transactions”) in exchange for Sparta Series 5 membership interests.
Item 4. Purpose of Transaction
      The information set forth under Item 3 hereof is incorporated herein by reference. The Transactions were entered into to facilitate the investment and estate planning objectives of Mr. Deshpande and his spouse, Mrs. Deshpande. Except as stated in this report, the Reporting Persons currently do not have any plans or proposals which relate to or would result in any of the events enumerated in (a)-(j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
a)	Mr. and Mrs. Deshpande are Managers of the LLC and as a result, the Reporting Persons have shared power to dispose or to direct the disposition of the Acquired Shares held of record by Sparta Series 5, and thus may be deemed to be the beneficial owners of the Acquired Shares, which represent approximately 13.7% of the Common Stock outstanding based upon 62,583,295 shares of Common Stock outstanding as of October 30, 2009. Each Reporting Person disclaims membership in any “group” (as such term is used in Section 13(d) of the Securities Exchange

Act of 1934, as amended, and the rules promulgated thereunder) with any other Reporting Person in respect of the Common Stock.
b)	Item 5(a) hereof is incorporated herein by reference.
c)	The Transactions constitute the only transactions by the Reporting Persons with respect to the Common Stock effected during the past sixty days.
d)	To the best knowledge of the Reporting Persons, no person other than each of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by each of the respective Reporting Persons.
e)	Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     None.
Item 7. Material to Be filed as Exhibits

Exhibit A	Joint Filing Agreement Pursuant to Rule 13d-1(k)

Exhibit B	Power of Attorney of Mr. Deshpande, in his individual capacity, appointing Servjeet S. Bhachu as Attorney-in-Fact

Exhibit C	Power of Attorney of Mr. Deshpande, in his capacity as Manager of Sparta Series 5, appointing Servjeet S. Bhachu as Attorney-in-Fact

Exhibit D	Power of Attorney of Mrs. Deshpande, in her individual capacity and in her capacity as Manager of Sparta Series 5, appointing Servjeet S. Bhachu as Attorney-in-Fact

SCHEDULE I
Residence or business address and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each of the Reporting Persons:

Principal Occupation or Employment/
Principal Business and Address in
Name	Residence or Business Address	which such employment is conducted
Sparta Group MA LLC Series 5	c/o Sparta Group MA LLC 92 Montvale Avenue Suite 2500 Stoneham, MA 02180	Facilitating the investment and estate planning objectives of Mr. Deshpande and his spouse, Mrs. Deshpande.

Gururaj Deshpande	c/o Sparta Group MA LLC 92 Montvale Avenue Suite 2500 Stoneham, MA 02180	Director of Airvana, Inc. 19 Alpha Road Chelmsford, MA 01824 Manager and President Sparta Group MA LLC 92 Montvale Avenue Suite 2500 Stoneham, MA 02180

Jaishree Deshpande	c/o Sparta Group MA LLC 92 Montvale Avenue Suite 2500 Stoneham, MA 02180	Manager and Treasurer Sparta Group MA LLC 92 Montvale Avenue Suite 2500 Stoneham, MA 02180

SIGNATURES
     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Date: January 14, 2010

/s/ Gururaj Deshpande *
Gururaj Deshpande, in his capacity as Manager of Sparta Group MA LLC Series 5

/s/ Gururaj Deshpande *
Gururaj Deshpande

/s/ Jaishree Deshpande *
Jaishree Deshpande

*By	/s/ Servjeet S. Bhachu
Servjeet S. Bhachu
Attorney-in-Fact

*	Mr. Servjeet S. Bhachu is signing as attorney in fact pursuant to powers of attorney dated January 13, 2010 granted by each Reporting Person, copies of which are filed as exhibits hereto.